[redacted]

08029984

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE
8-47278

REPORT FOR THE PERIOD BEGINNING **1/1/2007** (MM/DD/YY) AND ENDING **12/31/2007** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Julian LeCraw Realty Advisors, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Atlanta Technology Center, Suite 200, 1575 Northside Drive, N.W.

Atlanta	**Georgia**	**30318-4208**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bob Reitz **(404) 352-2800**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report *)
(Name ... if individual, state last, first, middle name)

Jones and Kolb

Ten Piedmont Center, Suite 100	**Atlanta**	**GA**	**30305**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 27 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 29 2008
Washington, DC
100

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on at the bureau of the exemption. See section 240.17a-5(e)(2).

JD 3/26/08

Financial Statement Presentation and Classification

Oath or Affirmation

I, Robert Lee Walker ______________ swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Julian LeCraw Realty Advisors, Inc. ______________, as of 12/31/07 are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____
Signature

____
Title

Subscribed and sworn to before me this
__________ day of ____________,
____

____
Notary Public

This report* contains (check all applicable boxes)

- ☑ (a) Facing page.
- ☑ (b) Statement of financial condition.
- ☑ (c) Statement of income (loss).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☑ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☑ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☑ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☑ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☑ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation -- customers' regulated commodity futures account pursuant to Rule 171-5.

____

* For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(e)(3).

Note: Various exchanges may require an additional letter of attestation.

JULIAN LECRAW REALTY ADVISORS, INC.

ATLANTA, GEORGIA

REPORT ON AUDITS OF FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

JULIAN LECRAW REALTY ADVISORS, INC.
INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

Jones and Kolb

Certified Public Accountants
Atlanta, Georgia

INDEPENDENT ACCOUNTANTS' REPORT

To the Stockholders of
Julian LeCraw Realty Advisors, Inc.
Atlanta, Georgia

We have audited the accompanying balance sheets of Julian LeCraw Realty Advisors, Inc. as of December 31, 2007 and 2006, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Julian LeCraw Realty Advisors, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 7-9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. Further, we have determined that Julian LeCraw Realty

Advisors, Inc., during the year ended December 31, 2007, was in compliance with the exemptive provisions of Rule 15c3-3(k)(2)(i) and (ii) in that it carried no margin accounts, handled no customer funds or securities and held no funds or securities for, or owed no money or securities to its customers. We have also determined that Julian LeCraw Realty Advisors, Inc. had no liabilities subordinated to claims of creditors at December 31, 2007. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jones and Kolb

February 28, 2008

JULIAN LECRAW REALTY ADVISORS, INC.
BALANCE SHEETS
DECEMBER 31, 2007 AND 2006

ASSETS

	2007	2006
CURRENT ASSETS		
Cash	$ 44,470	$ 10,817
Due from affiliates		3,977
Total assets	$ 44,470	$ 14,794

LIABILITIES AND STOCKHOLDERS' EQUITY

	2007	2006
CURRENT LIABILITIES		
Accrued expenses	$ 14,889	$ 250
STOCKHOLDERS' EQUITY		
Preferred stock, no par value, 100,000 shares authorized; none issued and outstanding		
Common stock, $1 par value, 1,000,000 shares authorized; 500 shares issued and outstanding	500	500
Additional paid-in capital	194,250	194,250
Retained earnings (deficit)	(165,169)	(180,206)
Total stockholders' equity	29,581	14,544
Total liabilities and stockholders' equity	$ 44,470	$ 14,794

The accompanying notes to financial statements are an integral part of these statements.

JULIAN LECRAW REALTY ADVISORS, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
REVENUES		
Escrow fees and other income	$ 47,640	$ 15,382
Total revenues	47,640	15,382
OPERATING EXPENSES		
Escrow fees and service charges	-	3,000
Registration fees	1,310	1,115
Professional fees (Note 4)	14,959	6,250
Overhead allocation	7,740	-
Outside services	3,000	2,916
Other (Note 4)	5,594	397
Total operating expenses	32,603	13,678
NET INCOME	$ 15,037	$ 1,704

The accompanying notes to financial statements
are an integral part of these statements.

JULIAN LECRAW REALTY ADVISORS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Common Stock		Additional Paid-In	Retained Earnings	
	Shares	Amount	Capital	(Deficit)	Total
BALANCE					
December 31, 2005	500	$ 500	$ 194,250	$ (181,910)	$ 12,840
Net income				1,704	1,704
BALANCE					
December 31, 2006	500	500	194,250	(180,206)	14,544
Net income				15,037	15,037
BALANCE					
December 31, 2007	500	$ 500	$ 194,250	$ (165,169)	$ 29,581

The accompanying notes to financial statements
are an integral part of these statements.

JULIAN LECRAW REALTY ADVISORS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 15,037	$ 1,704
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:		
Change in due from affiliates	3,977	(1,725)
Change in accrued expenses	14,639	(458)
Total adjustments	18,616	(2,183)
Net cash provided by (used in) operating activities	33,653	(479)
NET CHANGE IN CASH	33,653	(479)
CASH		
Beginning of year	10,817	11,296
CASH		
End of year	$ 44,470	$ 10,817

The accompanying notes to financial statements are an integral part of these statements.

JULIAN LECRAW REALTY ADVISORS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Julian LeCraw Realty Advisors, Inc. (the "Company"), a Georgia corporation incorporated April 27, 1994, was formed as a broker/dealer to sell interests in real estate limited partnerships sponsored by an affiliate. The Company commenced doing business during 1995.

B. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

C. The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

D. The Company, with the consent of its stockholders, has elected to be taxed as an S-Corporation. Accordingly, income or loss from the Company will be combined with the income and expenses of the individual stockholders. The Company itself is not a taxpaying entity for purposes of Federal or state income taxes; therefore, no income taxes are recorded in the accompanying financial statements.

2. RELATED PARTY TRANSACTIONS

Fee income of $4,000 in 2007 and $14,000 in 2006 was generated from partnerships or entities whose principals are affiliated with the Company. The Company is operated out of the office of an affiliate which has identical ownership. Occupancy, compensation and commission expenses are not charged by the affiliate to the Company. Further, the Company does not charge or collect commissions for its services in marketing affiliated limited partnership offerings. Accordingly, the Statements of Income and Cash Flows are not representative of revenues or expenses that would be incurred by an independent company. However, during 2007 the affiliate began charging for overhead expenses and then contributed the allocated amount to the Company as additional income. The amount allocated and contributed was $7,740 during 2007. The Company is dependent on fee income and capital contributions from its owners and their affiliates in order to operate.

3. REGULATORY NET CAPITAL

The Company is required to maintain a minimum of $5,000 of net capital for regulatory purposes. According to regulations, assets such as due from affiliates, prepaid expenses, fixed assets, intangible assets and deferred costs are not allowable for purposes of computing regulatory net capital. If the Company's net capital falls below 120% of the minimum required, it must notify the regulatory agency and cease doing business until net capital is restored to 120%

of the minimum level. At December 31, 2007, the Company reported $29,581 of net capital, which meets the net capital requirement.

4. REGULATORY COMPLIANCE

During 2007, the Company was subject to a regulatory examination and was found to have violated various rules related to a needs analysis, training plans, holding customer funds and improper investment of escrowed funds. The Company has submitted a Letter of Waiver and Consent related to these alleged violations and agreed to pay a penalty of $5,575. Legal fees of approximately $6,500 were incurred related to the examination.

In conjunction with the consolidation of regulatory agencies, the Company received a one-time payment of $35,000 that is reflected in other income during 2007.

JULIAN LECRAW REALTY ADVISORS, INC.
COMPUTATION OF NET CAPITAL
(Pursuant to Rule 15c3-1 of the
Securities Exchange Act of 1934)
DECEMBER 31, 2007

Total stockholders' equity from balance sheet	$ 29,581
Less non-allowable assets	-
Net capital	$ 29,581

See Independent Accountants' Report.

JULIAN LECRAW REALTY ADVISORS, INC.
RECONCILIATION OF NET CAPITAL COMPUTATION
(Pursuant to Rule 17a-5(d)(4) of the Securities Exchange Act of 1934)
DECEMBER 31, 2007

	Reported in Unaudited Part II A FOCUS Report	Difference	Reported in Audited Financial Statement
Total stockholders' equity from balance sheet	$ 35,086	$ (5,505)[1]	$ 29,581
Less non-allowable assets			
"Haircuts"			
Net capital	$ 35,086	$ (5,505)	$ 29,581

[1] – Adjustment to accrue proposed regulatory fine and legal fees net of contributed overhead

See Independent Accountants' Report.

JULIAN LECRAW REALTY ADVISORS, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND
BASIC NET CAPITAL REQUIREMENT
(Pursuant to Rule 15c3-1 of the
Securities Exchange Act of 1934)
DECEMBER 31, 2007

AGGREGATE INDEBTEDNESS

Liabilities	$ 14,889

BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 5,000
Net capital	29,581
Excess net capital	$ 24,581
Percentage of aggregate indebtedness to net capital	50.33%

See Independent Accountants' Report.

Jones and Kolb
Certified Public Accountants
Atlanta, Georgia

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Stockholders of
Julian LeCraw Realty Advisors, Inc.
Atlanta, Georgia

In planning and performing our audit of the financial statements of Julian LeCraw Realty Advisors, Inc. for the year ended December 31, 2007, in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, or in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S.

generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for any other purpose by anyone other than these specified parties.

Juran and Taler

February 28, 2008

END